Exhibit 99.2
Period ended December 31, 2024 1

2 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the proposed sale of the Gaming & Digital business to funds managed by affiliates of Apollo Global Management, Inc. (the “Buyer”). These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, including the sale of Gaming & Digital to the Buyer, trends, events, dividends, results of operations, and/or financial condition and measures, including our expectations on the future release of revenue, Adjusted EBITDA, and any other future financial performance guidance for continuing operations, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management’s discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Outlook for Fiscal 2025 and Guidance Policy The Company's guidance for fiscal 2025 is: • Revenue of $2.55 - $2.65 billion, up low-mid single digits; global same-store sales up low-single-digits; higher product sales, primarily instant ticket services growth; H1’25 impacted by an estimated $40 - $50M from lower U.S. Multi-state Jackpot activity and associated LMA incentives • Adjusted EBITDA of $1.10 - $1.15 billion; flow-through of U.S. Multi-state Jackpot and associated LMA incentive impact; $25M of increased investment in the business, mostly in H1’25; Q1’25 Adjusted EBITDA down ~$70M Y/Y, primarily on U.S. Mult-state Jackpot and associated LMA impact; balance of year profit aligned with prior year, with growth in H2’25 • Cash from operations includes €800M (~$850M) related to first two installments of Italy Lotto upfront license fee (reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities) • Capital expenditures of approximately $450 million; reflects increased investments related to large contract wins, extensions, and upcoming bids The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results will vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted.

3

FY’24: A Year of Momentous Transformation *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Announced sale of Gaming & Digital business for $4.05B in cash Generated >$1B in consolidated cash from operations; ~$660M in consolidated free cash flow,* 80+% from continuing operations Revenue of $2.5B driven by sustained growth in instant ticket & draw game sales Results highlight attractive profit profile of pure play lottery business Income from continuing operations of ~$270M; 10.8% margin Adjusted EBITDA* of $1.2B; 46.6% margin* Pro forma net debt leverage* of 2.4x 4

Innovation Propels Progressive Momentum of Instant Ticket & Draw Game Wagers in Q4’24 & FY’24 5 Gross Wagers* by Game Type *Gross wagers represents wagers recorded in lottery jurisdictions where IGT is the operator or facilities management supplier; iLottery wagers represents all digital wagers processed on IGT platforms (1) 3.9% and 2.9% in Q4'24 and FY'24, respectively, when normalized for the same number of selling days 88,863 106,398 106,050 FY'19 FY'23 FY'24 U.S. Multi-state Jackpots Draw Games Instant Tickets FY'19 FY'23 FY'24 Rest of World U.S. & Canada Italy 28% CAGR 59% SSS Q4’24 FY’24 FY’19-FY’24 CAGR U.S. & Canada Instants & Draw Multi-state Jackpots (0.7%) 2.2% (20.2%) (3.3%) (0.5%) (22.1%) 4.3% 4.0% 6.6% Italy 7.0%(1) 4.1%(1) 3.7% Rest of World 5.6% 3.3% 1.8% Total Instants & Draw Multi-state Jackpots 1.8% 3.9% (20.2%) (0.8%) 1.1% (22.1%) 3.7% 3.5% 6.6% $ in millions iLottery Wagers*

Best-in-class Technology & Services, Deep Customer Relationships Drive Successful Contract Wins & Extensions 6 FM Contract Awards FM Contract Extensions Instant Ticket Services (7 years) (10 years) (5 years) (3 years) (3-year extension) (9 years) (3 years) (3 years) (10 years) (7 years)

7 2024: a year of significant accomplishments with key strategic initiatives Key areas of focus in 2025: Winning important contracts in Italy & Texas Investment in content & technologies to fuel future growth Identifying structural cost savings to drive greater efficiencies across the organization Company has attractive financial profile with strong profit margins, cash flow generation, and balance sheet Significant portion of $4B+ cash infusion expected to be used for debt reduction & returned to shareholders Unmatched Capabilities Support Important Investments to Drive Long-term Growth & Shareholder Returns

8

Summary of Q4’24 & FY’24 Financial Results Note: EUR/USD FX daily average 1.07 in Q4’24, 1.08 in Q4’23, 1.08 FY’24, 1.08 FY’23 Amounts in millions unless otherwise noted *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details 9

Same-store sales growth 335 934 1,260 FY’23 Instant Ticket & Draw U.S. Multi-state Jackpots Product Sales 322 970 321 FY’24 2,529 Other Service & FX Upfront License Fee Amortization 2,512 Excluding FX 1,223 968 1,230 2,521 Excluding FX Q4’24 Q4’24 & FY’24 Growth in Instant Ticket & Draw Wagers Offset by Timing of U.S. Jackpot Activity & Product Sales 10 Amounts in $ millions, unless otherwise noted RoW Italy U.S. & Canada Revenue 35 -29 3 -17 -9 Elevated activity in PY Product volume & mix 681 19 -7 -4 -25 665 -14 651 Q4’23

Solid Profit Generation in Q4’24 & FY’24 Q4’24 265 271 FY ’23 Operating FY’24 Income Interest Expense FX Other Expense Tax Provision FY’23 Service Margin Product Sales Margin SG&A R&D Excluding FX FX FY’24 1,214 1,174 1,170 10.5% 10.8% 48.0% 46.6% Growth in core, recurring business offset by PY jackpot activity (~$28M) Higher volume & margin mix in PY Lower legal costs Primarily investment in cloud capabilities Income from Continuing Operations Adjusted EBITDA -25 -26 17 -7 -4 Margins Margins 127 -20 Q4’23 73 116 - -2 -4 Excluding FX Q4’24 294 290 Q4’23 316 - Amounts in $ millions, unless otherwise noted 11 -66 1 96 2 -27 -18 8 2 -74 Non-cash EUR/USD rate impact on debt Q4’24 discrete tax item

12 $689M FY’24 Cash from Operations from continuing operations $540M FY’24 Free Cash Flow (continuing operations) $149M FY’24 CapEx (continuing operations) Generated Strong Free Cash Flow in FY’24; Significant Cash Infusion Upon Closing of Sale Transaction 208 208 416 1,529 750 519 750 519 497 2025 2026 2027 2028 2029 2030 Drawn RCF Bonds Bank Debt Debt Maturity Profile $2B of net proceeds from Gaming & Digital sale committed to debt reduction Note: Amounts in $ in millions, unless otherwise noted Pro forma net debt leverage calculated as net debt of $2.78B divided by LTM Adjusted EBITDA from continuing operations of $1.17B 2.4x Pro forma Net Debt Leverage $1.9B Total Liquidity $4.05B Gross proceeds from Gaming & Digital sale $161M FY’24 Cash dividends paid to shareholders Net Debt as of December 31, 2024 4,777 2,777 Pro forma for $2B debt repayment 2.4x As Reported Pro forma net debt leverage

IGT

# Focused on Sustainable, Structural Cost Savings to Help Fund Investments in Business

## Strategic initiatives driving structural savings

OPtiMa 3.0 expected to deliver $40M in annual savings over next two years

Incremental opportunities under review primarily focused on productivity actions & operational efficiency in core business

---

## Near-term capital investments secure revenue and cash flow visibility for next ~10 years

FY'25 & FY'26 CapEx each estimated in a range of $400 - $450M; includes important investments in CA, TX, NY & Italy*

Average annual CapEx in a range of $200 - $225M for next several years thereafter

Italy Lotto upfront license fee* of at least €1B to be paid in three tranches across FY'25 (tranche I and II) & FY'26 (tranche III including any upside to minimum bid)

---

## Investments drive revenue-weighted average contract life to 8+ years, including extensions



Gratta e Vinci!
POWERBALL
MEGA MILLIONS
MILLIONAIRE BUCKS
BONUS GAME ON BACK!
TOP PRIZE $5,000,000!
OVER $250 MILLION IN CASH PRIZES!
Million DAY
extra
WOLF RIDGE
PLAY HERE!

*Amounts represent 100% consolidation of Italy joint venture in IGT's financial statements

13

# Strong Core, Recurring Business Provides Solid Foundation Heading into Elevated CapEx Cycle


GHOSTBUSTERS
BONUS

## FY'25 Outlook (Continuing Operations)

| | |
|---|---|
| Revenue | $2.55 - $2.65B |
| Adjusted EBITDA* | $1.10 - $1.15B |
| Cash from Operations | ~($300M) |
| CapEx | ~$450M |

- Total revenue up low-to-mid single digits:
  - Global SSS up low-single-digits
  - Higher product sales, primarily instant ticket services growth
  - H1'25 impacted by an estimated $40 - $50M from lower U.S. MSJP activity & associated LMA incentives
- Adjusted EBITDA reflects:
  - Flow-through of MSJP/LMA impact
  - $25M increased investment in the business, mostly in H1'25
  - Q1'25 Adjusted EBITDA down ~$70M Y/Y, primarily on MSJP/LMA impact
  - Balance of year profit aligned with PY, with growth in H2'25
- Cash from operations includes €800M (~$850M) related to first two installments of Italy Lotto upfront license fee[1]
- CapEx reflects increased investments related to large contract wins, extensions & upcoming bids

*[1]Reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities*

**A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted.*

14

Solid Q4’24 & FY’24 Financial Results 15 Well-positioned to Strengthen Our Global Lottery Leadership Significant Cash Infusion Upon Closing Gaming & Digital Sale Investing in the Future to Secure Revenue & Cash Flow, Extend Portfolio Duration Robust Cash Generation; Pro forma Net Debt Leverage of 2.4x

16

17

U.S. Multi-state Jackpots & Related LMA Contract Impacts on Sales & Profits 18 Higher incentive or penalty recognition typically in IGT’s H1 period as U.S. LMA customer fiscal YTD activity, including impact of multi-state jackpots, increases likelihood of achieving target level 1.0 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 U.S. Multi-state Jackpots Over $1B ($ billion) Powerball Mega Millions Q1’23 Q2’23 Q3’23 Q4’23 Q1’24 Q2’24 Q3’24 Q4’24 Q1’25 Q2’25 Only one $1B+ jackpot in U.S. LMA customer FY’25-to-date Five $1B+ jackpots in U.S. LMA customer FY’24 Revenue & profit from U.S. multi-state jackpot sales is recognized in “real time” LMA contracts provide for potential incentives or penalties based on the achievement of certain annual targets Quarterly incentive or penalty amounts are recognized based on confidence in achieving full-year targets Higher incentive or penalty amounts are typically recognized later in the LMA customer fiscal year, which is the first half of IGT’s fiscal year* Incentive or penalty is recognized in “Other” service revenue Recognition of incentive or penalty is highly sensitive to U.S. multi-state jackpot activity *LMA customers in IN & NJ have July-June fiscal year; IGT’s fiscal year is January-December

41% 94% 6% Service Product Sales 49% 38% 13% U.S. & Canada Italy Rest of world 11% 27% 47% Income from continuing operations Operating income Adjusted EBITDA Revenue by Type Revenue by Geography Profit Margins FY’24 Revenue & Profit Profile – Continuing Operations 19 Wager-based Revenue by Game Type 95% 5% Instant Ticket & Draw U.S. Multi-state Jackpots

Strengthening Leadership in Responsible Gaming & Good Corporate Citizenship 20

U.S. Lottery Industry Sales ($B) IGT Italy Lottery Sales (€B) Lottery Sales Have Steady Growth Profile and Proven Resilience 21 68 79 99 101 96 2015 2019 2022 2023 2024E 2019 2022 2023 2024 Successfully consolidating higher play levels March 2001– Sep 2001 March 2008–June 2009 March 2020– June 2020 0 20 40 60 80 100 Instant Other Draw Keno Multi-state Games Recession June 2001 - Dec June 2003 – Sep June 2008 - June Sep 2011- March Dec 2019 - June 0 5 10 15 20 25 Lotto Scratch & Win Recession Sustaining LSD sales growth U.S. Lottery Industry Sales ($B) Italy Lottery Industry Sales ($B) IGT U.S. & Canada iLottery Sales ($B) Sourced from 3rd party data 17 19 21 22 23 2015 2019 2022 2023 2024E

# Q4'24 & FY'24 Select Performance & KPI Data

| Revenue | Q4'24 | Q4'23 | Y/Y Change | Constant Currency Change | FY'24 | FY'23 | Y/Y Change | Constant Currency Change |
|---|---|---|---|---|---|---|---|---|
| **Service** | | | | | | | | |
| Instant ticket & draw wager-based revenue | 511 | 500 | 2% | 4% | 1,989 | 1,957 | 2% | 2% |
| U.S. multi-state jackpot wager-based revenue | 26 | 33 | (21%) | (21%) | 101 | 130 | (22%) | (22%) |
| Upfront license fee amortization | (46) | (47) | 2% | —% | (189) | (189) | —% | —% |
| Other | 101 | 107 | (6%) | (3%) | 462 | 460 | —% | 1% |
| **Total service revenue** | **591** | **592** | **—%** | **2%** | **2,363** | **2,358** | **—%** | **—%** |
| **Product sales** | **60** | **89** | **(32%)** | **(28%)** | **149** | **171** | **(13%)** | **(10%)** |
| **Total revenue** | **651** | **681** | **(4%)** | **(2%)** | **2,512** | **2,529** | **(1%)** | **—%** |
| **Income from continuing operations** | **116** | **73** | **60%** | | **271** | **265** | **2%** | |
| **Operating income** | **179** | **197** | **(9%)** | **(8%)** | **686** | **752** | **(9%)** | **(8%)** |
| **Adjusted EBITDA** | **290** | **316** | **(8%)** | **(7%)** | **1,170** | **1,214** | **(4%)** | **(3%)** |

| Same-store sales growth (%) at constant currency (wager-based growth) [(1)] | Q4'24 Constant Currency Change | Q4'23 Constant Currency Change | FY'24 Constant Currency Change | FY'23 Constant Currency Change |
|---|---|---|---|---|
| **Global** | | | | |
| Instant ticket & draw games | 3.9% | (0.1%) | 1.1% | 1.5% |
| U.S. multi-state jackpots | (20.2%) | (28.7%) | (22.1%) | 10.9% |
| **Total** | **1.8%** | **(3.5%)** | **(0.8%)** | **2.3%** |
| **U.S. & Canada** | | | | |
| Instant ticket & draw games | 2.2% | (0.9%) | (0.5%) | 0.5% |
| U.S. multi-state jackpots | (20.2%) | (28.7%) | (22.1%) | 10.9% |
| **Total** | **(0.7%)** | **(5.8%)** | **(3.3%)** | **1.7%** |
| **Italy** | | | | |
| Instant ticket & draw games | **7.0%** [(2)] | **2.9%** | **4.1%** [(2)] | **6.6%** |
| **Rest of world** | | | | |
| Instant ticket & draw games | **5.6 %** | **(1.1)%** | **3.3 %** | **(1.0)%** |

*$ in millions except otherwise noted*

*[(1)] Same-store sales represents the change in wagers recorded in lottery jurisdictions where IGT is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods*

*[(2)] 3.9% and 2.9% in Q4'24 and FY'24, respectively, when normalized for the same number of selling days*

22

$ in millions except otherwise noted (1) Same-store revenue represents the change in same-store sales net of contract mix Same-store revenue growth (%) at constant currency (Same-store sales inclusive of contract mix) (1) Q4'24 Constant Currency Change Q4'23 Constant Currency Change FY'24 Constant Currency Change FY'23 Constant Currency Change Global Instant ticket & draw games 4.3% 1.7% 1.8% 3.8% U.S. multi-state jackpots (20.6%) (27.7%) (22.9%) 12.1% Total (2.7%) (0.9%) 0.2% 4.2% U.S. & Canada Instant ticket & draw games 2.9% (0.4%) (0.5%) 1.0% U.S. multi-state jackpots (20.6%) (27.7%) (22.9%) 12.1% Total (0.6%) (5.9%) (3.8%) 2.5% Italy Instant ticket & draw games 5.4% 3.7% 3.6% 6.5% Rest of world Instant ticket & draw games 3.1% (0.3%) 0.8% 0.3% CONSOLIDATED Q4'24 Q4'23 Y/Y Change Constant Currency Change FY'24 FY'23 Y/Y Change Constant Currency Change Revenue (by geography) US & Canada 307 348 (12%) (10%) 1,223 1,260 (3%) (2%) Italy 251 241 4% 7% 968 934 4% 4% Rest of world 93 92 2% 4% 321 335 (4%) (4%) Total revenue 651 681 (4%) (2%) 2,512 2,529 (1%) —% Q4’24 & FY'24 Select Performance & KPI Data 23

# Q4’24 & FY’24 Summarized Income Statements

| *All amounts from continuing operations* | For the three months ended December 31, 2024 | | | For the year ended December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | Q4'24 | Q4'23 | Y/Y Change (%) | FY'24 | FY'23 | Y/Y Change (%) |
| Service revenue | 591 | 592 | —% | 2,363 | 2,358 | —% |
| Product sales | 60 | 89 | (32%) | 149 | 171 | (13%) |
| **Total revenue** | **651** | **681** | **(4%)** | **2,512** | **2,529** | **(1%)** |
| Total operating expenses | 473 | 483 | (2%) | 1,826 | 1,777 | (3%) |
| **Operating income** | **179** | **197** | **(9%)** | **686** | **752** | **(9%)** |
| Interest expense, net | 46 | 54 | | 206 | 207 | |
| Foreign exchange (gain) loss, net | (75) | 52 | | (52) | 44 | |
| Other non-operating expense, net | 2 | 4 | | 11 | 13 | |
| **Total non-operating (income) expenses** | **(27)** | **110** | | **165** | **264** | |
| Income before provision for income taxes | 206 | 88 | | 521 | 488 | |
| Provision for income taxes | 89 | 15 | | 250 | 223 | |
| **Income from continuing operations** | **116** | **73** | | **271** | **265** | |
| Income (loss) from discontinued operations, net of tax | 136 | (46) | | 238 | 43 | |
| **Net income** | **253** | **27** | | **508** | **307** | |
| Less: Net income attributable to non-controlling interests | 34 | 35 | | 154 | 149 | |
| Less: Net income attributable to non-controlling interests from discontinued operations | 1 | — | | 6 | 2 | |
| **Net income (loss) attributable to IGT PLC** | **217** | **(7)** | | **348** | **156** | |
| **Net income from continuing operations attributable to IGT PLC per common share - diluted** | **$0.40** | **$0.19** | | **$0.57** | **$0.57** | |
| **Adjusted net income attributable to IGT PLC per common share - diluted** | **$0.22** | **$0.54** | | **$0.67** | **$0.95** | |

*$ in millions except otherwise noted*

24

For the three months ended For the year ended December 31, 2024 December 31, 2023 Q4'24 Q4'23 FY'24 FY'23 Net cash provided by operating activities from continuing operations 199 295 689 916 Capital expenditures (45) (43) (149) (147) Free Cash Flow 154 253 540 769 Cash flow provided by discontinued operations 55 26 84 (163) Debt Proceeds / (Repayment), Net (83) (251) (134) (179) Shareholder dividends paid (40) (40) (161) (160) Minority Distributions (19) (18) (232) (225) Other - Net 71 59 (8) (31) Other Investing/Financing Activities (16) (224) (453) (758) Net Cash Flow 138 29 87 10 Effect of Exchange Rates/Other (37) 13 (51) (11) Net Change in Cash and Restricted Cash 101 42 36 (1) $ in millions Q4’24 & FY’24 Summarized Cash Flow Statements 25

$ in millions (1) Includes amortization of upfront license fees For the three months ended December 31, For the year ended December 31, 2024 2023 2024 2023 Income from continuing operations 116 73 271 265 Provision for income taxes 89 15 250 223 Interest expense, net 46 54 206 207 Foreign exchange (gain) loss, net (75) 52 (52) 44 Other non-operating expense, net 2 4 11 13 Operating income 179 197 686 752 Depreciation 44 42 171 176 Amortization - service revenue (1) 49 50 198 199 Amortization - non-purchase accounting 6 6 23 23 Amortization - purchase accounting 2 3 9 16 Restructuring — 12 39 13 Stock-based compensation 7 5 38 34 Other 2 — 5 — Adjusted EBITDA 290 316 1,170 1,214 Cash flows from operating activities - continuing operations 199 295 689 916 Capital expenditures (45) (43) (149) (147) Free Cash Flow 154 253 540 769 Reconciliations of Non-GAAP Measures 26

For the three months ended December 31, For the three months ended December 31, All amounts from continuing operations 2024 2023 Pre-Tax Impact Tax Impact (1) Net Impact Pre-Tax Impact Tax Impact (1) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted 0.40 0.19 Adjustments: Foreign exchange (gain) loss, net (0.37) 0.01 (0.38) 0.26 (0.04) 0.30 Amortization - purchase accounting 0.01 — 0.01 0.02 — 0.01 Discrete tax items — (0.18) 0.18 — — — Restructuring — 0.01 (0.01) 0.06 0.02 0.04 Other (non-recurring adjustments) 0.01 — 0.01 — — — Net adjustments (0.19) 0.35 Adjusted EPS from continuing operations attributable to IGT PLC - diluted 0.22 0.54 Reported effective tax rate 43.4% 17.0 % Adjusted effective tax rate 42.1% 7.6 % Adjusted EPS weighted average shares outstanding (in millions) 204 (2) 203 (2) All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) Includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures - QTD 27

For the year ended December 31, For the year ended December 31, All amounts from continuing operations 2024 2023 Pre-Tax Impact Tax Impact (1) Net Impact Net Impact Tax Impact (1) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted 0.57 0.57 Adjustments: Foreign exchange (gain) loss, net (0.25) 0.02 (0.27) 0.22 (0.04) 0.25 Amortization - purchase accounting 0.05 0.01 0.03 0.08 0.02 0.06 Discrete tax items — (0.19) 0.19 — — — Restructuring 0.19 0.06 0.13 0.07 0.02 0.04 Other (non-recurring adjustments) 0.03 — 0.02 0.02 — 0.02 Net adjustments 0.10 0.38 Adjusted EPS from continuing operations attributable to IGT PLC - diluted 0.67 0.95 Reported effective tax rate 48.0% 45.8 % Adjusted effective tax rate 44.3% 39.7 % Adjusted EPS weighted average shares outstanding (in millions) 204 (2) 203 (2) All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) Includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures - YTD 28